AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

04054157

RECEIVED
2004 DEC 29 A 9:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 December 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 9 December 2004, Re: i) The proposed disposal of 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in Lion Ipoh Parade Sdn Bhd for a cash consideration of RM1.00 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GmbH on completion; and ii) The proposed disposal of 70% equity interest comprising 7,000 ordinary shares of RM1.00 each in Lion Seremban Parade Sdn Bhd for a cash consideration of RM0.70 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by the purchaser on completion for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI-LIN
Secretary

dlw 1/7

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0
General Announcement
Submitted by OT_OSK SECURITIES on 09/12/2004 07:13:33 PM

Submitting Merchant Bank *(if applicable)*	:	**OSK SECURITIES BERHAD**
Submitting Secretarial Firm Name *(if applicable)*	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Leona Ng/ Chong Yin Fen**
* Designation	:	**Manager/ Senior Executive**

* Type : ◉ **Announcement** ○ **Reply to query**

* Subject :

I THE PROPOSED DISPOSAL OF 100% EQUITY INTEREST COMPRISING 10,000,000 ORDINARY SHARES OF RM1.00 EACH IN LION IPOH PARADE SDN BHD ("LIPSB") FOR A CASH CONSIDERATION OF RM1.00 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/ LIABILITIES TO BE TAKEN OVER BY TMW LION GMBH ("PURCHASER") ON COMPLETION ("PROPOSED DISPOSAL OF LIPSB");

II THE PROPOSED DISPOSAL OF 70% EQUITY INTEREST COMPRISING 7,000 ORDINARY SHARES OF RM1.00 EACH IN LION SEREMBAN PARADE SDN BHD ("LSPSB") FOR A CASH CONSIDERATION OF RM0.70 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/ LIABILITIES TO BE TAKEN OVER BY THE PURCHASER ON COMPLETION ("PROPOSED DISPOSAL OF LSPSB").

* **Contents :-**

We refer to the announcement made by OSK Securities Bhd ("OSK"), on behalf of the Board of Directors ("Board") of Amsteel Corporation Berhad ("Amsteel") on 9 November 2004 in relation to the above.

On behalf of the Board of Amsteel, OSK is pleased to announce that the Foreign Investment Committee ("FIC") had, vide its letter to the Purchaser dated 7 December 2004, which was received by Amsteel on 8 December 2004, advised that it had no objection to the Proposed Disposal of LIPSB and Proposed Disposal of LSPSB (collectively, the "Proposed Disposals"), subject to the following conditions:-

(a) LIPSB and LSPSB increasing their respective Bumiputera equity interest to at least 30% by 31 December 2006; and

(b) LSPSB increasing its paid-up capital to at least RM250,000 within six (6) months from the date of the FIC's approval.

The parties are agreeable to condition (a) above pursuant to the terms of the sale and purchase agreements dated 8 November 2004 in respect of the Proposed Disposals.

(i) the shareholders of Ayer Keroh Resort Sdn Bhd, Masbeef Sdn Bhd and their ultimate holding company, Amsteel;

(ii) the Securities Commission;

(iii) the endorsement by the land authorities;

(iv) Bank Negara Malaysia; and

(v) the security trustee of Amsteel Group's lenders, the facility agent and/or holders of the bonds and debts issued by Amsteel pursuant to the group wide restructuring scheme affecting the Amsteel group of companies.

This announcement is dated 9 December 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: